[Brokat logo]

                                          Filing under Rule 425 under
                                          the Securities Act of 1933
                                          and deemed filed under Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                          Filing by: BROKAT Infosystems AG
                                          Subject Company: Blaze Software, Inc.
                                          SEC File No. of Blaze: 000-29817

                                                            WELCOME TO Brokat AG
--------------------------------------------------------------------------------

                                                          ROADSHOW

                                                    USA July 20-24, 2000

              [Graphic omitted.]

                                                       www.Brokat.com

[Brokat logo]

                                                      FORWARD LOOKING STATEMENTS
--------------------------------------------------------------------------------

This presentation contains forward looking statements that relate to the proposed acquisition of Blaze Software and Gemstone Systems with Brokat , including: the combines enity's market strategy, the development of the market toward and integrated e-services platform and how the combines entity's business adn technical infrastructure would position in that market, and how the acquisitions would enhance the product portfolio, sales organization, market share, market penetration and internal knowledge of the combines entity to create future growth opportunities; the strategic rationale of the proposed mergers and the anticipated development and growth of the e-commerce and mobile and multi-channel "m- commerce"; pro forma financial information for the combined entity; and the anticipated effect of the acquisitions of shortening the time to profitability of the combined entity by increasing revenue growth, reducing marketing and sales spending, enhancing the product development pipeline to reduce time-to-market, increasing credibility and branding, combining complementary skills sets and service offerings, creating new selling opportunities, and leveraging customer relationships.

These forward looking statements involve risks and uncertainties, and actual results may differ materially from expectations. The companies may not realize any benefits from the proposed acquisitions. Factors that could affect these forward-looking statements include the ability of the companies to complete the proposed transactions, to successfully integrate their operations, technology and employees, and to retain their employees, customers and strategic alliances. In addition, technological advances, economic conditions and regulatroy, judicial and legislative developments will have an effect on the growth of the e-commerce and m- commerce markets and on the anticipated results of the combined entity. You should read the additional information on these and other risks and uncertainties related to the forward- looking statements included in the sections titled "Risks related to the Merger Agreement, Completion of the Merger and the Consequences of the Merger" and "Factors that May Affect Future Results" in Blaze's annual report on Form 10-K, which is on file with the SEC, and risk factors described in the registration statement and proxy statement on Form F-4 to be filed by Brokat with the SEC. The companies assume no obligation to update forward- looking information in this presentation.

[Brokat logo]

                                                                  www.Brokat.com
--------------------------------------------------------------------------------

                                                                         CONTENT
--------------------------------------------------------------------------------
                                                                        OVERVIEW

                                                                 MARKET STRATEGY
                                                           & STRATEGIC RATIONALE
                                                                OF THE ANNOUNCED
        [Graphic omitted]                                           ACQUISITIONS

                                                         FINANCIALS & CONCLUSION

                                                                      APPENDICES

[Brokat logo]

                              THREE LEADING e-INFRASTRUCTURE PLAYERS JOIN FORCES
--------------------------------------------------------------------------------
                                 CREATING AN INTERNATIONAL e-BUSINESS POWERHOUSE

[Graphic omitted.]

      o     Brokat entered into agreement to acquire Blaze and GemStone

      o     The combination allows us to deliver an integrated e-Services
            Platform

            o Flexible, future-proof, customer-focused e-Business solutions with shorter time-to- market for service providers

            o Partner readiness through improved functionally and industry standard compliance

                  o     CRM-enabling

                  o     J2EE-compliance

      o Optimal fit will result in earlier profitability with greater revenue and earnings momentum

[Brokat logo]

WHO'S Brokat?
--------------------------------------------------------------------------------

      Brokat IS AN e-BUSINESS HYPERGROWTH COMPANY

                                        o     Founded in 1994 by 5 Partners

                                        o     Established European market leader
                                              in e-Banking

                                        o     Inroads into other verticals

                                        o     >700 employees worldwide
                [Graphic omitted]
                                        o     Strong international presence

                                        o     Over 2000 financial companies
                                              worldwide using Brokat
                                              Twister-solutions

                                        o     More than 2.5 million end-users in
                                              Europe are already doing Internet
                                              banking and brokerage based on
                                              Brokat technology today

[Brokat logo]

                                                              Brokat POSITIONING
--------------------------------------------------------------------------------

      A BLUEPRINT FOR e-FRONT-OFFICE

                                        o     For companies that provide
                                              transactional services over
                                              electronic distribution channels
                                              ("e-Services"), Brokat supples
                                              SW-infrastructure and
                                              applications.

                                        o     Unlike other software vendors
                                              offering individual pieces of a
                                              puzzle, Brokat delivers integrated
                                              e-Front Office solutions that
                                              combine technology elements and
                                              business logic.

                [Graphic omitted]       o     Vertically Brokat is focused on
                                              financial applications such as
                                              e-Banking, e-Brokerage or
                                              e-Payment.

                                        o     Horizontally Brokat is specialized
                                              in integrating electronic delivery
                                              channels such as the Internet or
                                              mobile phone, with a particular
                                              emphasis on mobile authentication
                                              ("meSign").

[Brokat logo]

                                                                  www.Brokat.com
--------------------------------------------------------------------------------

                                                                         CONTENT
--------------------------------------------------------------------------------
                                                                COMPANY OVERVIEW


                                                                 MARKET STRATEGY
                                                           & STRATEGIC RATIONALE
                                                                OF THE ANNOUNCED
       [Graphic omitted]                                            ACQUISITIONS

                                                         FINANCIALS & CONCLUSION

                                                                      APPENDICES

[Brokat logo]

                                                      HOW DO WE VIEW THE MARKET?
--------------------------------------------------------------------------------
BUSINESS DISAGGREGATION AND e-FRONT OFFICE

                                [Graphic omitted]

[Brokat logo]

                                THE MARKET MOVES TOWARDS THE INTEGRATED PLATFORM
--------------------------------------------------------------------------------

                                                             [Graphic omitted.]

                                                TPM
                                                MOM
                                                        Application            e-Services
Application Development and Execution                        Server             Platform

o     Transaction Processing                                      EAI
o     Back-Office Integration
o     Multi-Channel                                                      Rule
o     Messaging                                           Web-           Engines            Data
o     Security                                          enabling                        Analysis
o     Standard Compliance                               Software                           Tools
o     (EJB/J2EE)                                                         Content
                                                                         Mgmt

                                                      o     User Profiling /
                                                            Customer Tracking
    "The vendors leading the pack today are           o     Content Management
  those capable of covering the entire scope          o     e-Business Intelligence
   of Web application development, including          o     Message Notification
       value-added components and custom              o     Payment
           application development."                  o     Teleweb
                                                      o     Personalization (Business
e-Business: Reshaping the Application Server Market?        Rule Automation)
             TechMetrix, Jun. '00

[Brokat logo]

                                                                  Brokat TWISTER
--------------------------------------------------------------------------------
      INFRASTRUCTURE FOR THE e-FRONT-OFFICE

           o     Customer Contact Tracking
           o     Data Warehousing
           o     Data Analysis/Decision Support
           o     Personalization
           o     Workflow
           o     . . . .

                               [Graphics omitted.]

[Brokat logo]

                                               ENRICHMENT OF e-SERVICES PLATFORM
--------------------------------------------------------------------------------
Brokat TWISTER: INFRASTRUCTURE FOR THE e-FRONT-OFFICE

                               [Graphics omitted.]
                                  [Blaze logo]
                                 Blaze Advisor:
                                Rule Engine that
                             allows personalization

                               [Graphic omitted.]

                               [Graphic omitted.]
                                 [GemStone logo]
                                   GemStone/J:
                                 J2EE-Compliant
                          Enterprise Application Server

[Brokat logo]

                                 MOVING TO THE FOREFRONT IN e-SERVICES PLATFORMS
--------------------------------------------------------------------------------
POSITIONING OF Brokat, BLAZE AND GemStone IN THE NEW CONTEST OF PLAYERS

                               [Graphic omitted.]

                                                   GemStone          BEA
                                                                    SUN
GemStone is a leading provider of EJB                                                    e-Services
Enterprise Application Server                      IBM                                    Platform

"J2EE's distributed and object-oriented                           Brokat
capabilities tend to be better suited to large-
scale projects.  As a result, mind shares favor                                                  Broad
a J2EE-compliant application server."                                                            Vision

"e-Business: Reshaping the Application Server                                                     Vignette
Market?"  TechMetrix, Jun. '00                                                    Blaze

                                                   [Graphic omitted.]
Personalization,..., has been a key enabling
technology for bringing e-Commerce and             Blaze is a leading provider of rules based software
CRM together.  It will be important to be able     infrastructure for personalization
to personalize consistently across different
applications as well as across all channels.

GigaGroup

[Brokat logo]

                          COMBINING Brokat, GemStone & BLAZE FIELD ORGANIZATIONS
--------------------------------------------------------------------------------

                                                         Future growth
                                                         opportunities

                [Graphic omitted]            o       One strong US field
                                                     organization

                                             o       Growing market share by
                                                     consolidating market

                                             o       Higher market penetration
Brokat                                               due to increasing customer
US Field Organization                                base

o       Sales                                o       Enlarged product portfolio
o       Professional Services                        and the offering of an
o       Customer Support                             integrated platform
o       Marketing                                    solution

                                             o       An-organic growth by
                                                     combined skilled resources

                                             o       Increase of human capital
                                                     by knowledge combination
                                                     and exchange

[Brokat logo]

                                                          FINANCIAL APPLICATIONS
--------------------------------------------------------------------------------
      THE FINANCIAL SYSTEMS DIVISION COMBINES THE TWISTER-PLATFORM WITH IN-HOUSE DEVELOPED AND STANDARDIZED APPLICATIONS FOR THE FINANCIAL INDUSTRY

           o       For retail banking
                   -  banking and brokerage

           o       For corporate banking                      [Graphic omitted]
                   - TST based cash management

           o       The goal: the "bank out of the box"


         Recent customer wins that implement Brokat technology are leading financial institutions such as SEB, the largest bank in Scandinavia, with 380,000 online accounts and TD Bank Financial Group, the largest bank in Canada, with 2.2 million online accounts

[Brokat logo]

                                                               PAYMENT SOLUTIONS
--------------------------------------------------------------------------------
      Brokat OFFERS A UNIQUE MULTI-PAYMENT SOLUTION

      o Certified by the international standard of secure electronic transactions (SET)

      o SET provides privacy and authenticity as well as message integrity and non repudiation

      o     X-PAY Server is available on NT, Sun Solaris and Linux. With X-Pay
            2.0 merchants now have a SET-certified Linux server at their disposal.

      o Thin Java Wallet can be loaded into the customer's internet browser and allows internet payment without installing any additional software.

      o Support of various payment methods such as credit-, debit- and cash cards

      o     Access of various electronic channels through Twister platform

      o     Simple integration to internet shopping systems (e.g. Intershop)

      o     Expandable by components for electronic bill presentment and payment
            (EBPP)

                                                                      [SET logo]

[Brokat logo]

                                                   FROM e-COMMERCE TO m-COMMERCE
--------------------------------------------------------------------------------

                               [Graphics omitted.]

                                              M-COMMERCE
                         E-COMMERCE
                                                Mobile &
                                              Multi-Channel

THE PILOT OF THE NEW ECONOMY                 THE UNIVERSAL NEW ECONOMY

o    400mm USERS BY 2003                     o    1.3BN estimated users by 2003
o    large imbalance across countries        o    broader penetration across geographies
o    only available to limited users         o    potentially available to everyone
o    technical barrier                       o    fewer barrier - easy for everyone
o    limited ubiquity                        o    potentially available anytime, anywhere
o    single channel                          o    multi channel
o    lack of authentication device           o    seamless authentication

[Brokat logo]

                                             MOBILE PHONES AS e-BUSINESS ENABLER
--------------------------------------------------------------------------------

                                         o    Truly ubiquitous commerce device

                                         o    "Anytime & Anywhere"

               [Graphic omitted.]        o    Universality

                                         o    Potential availability to everyone

                                         o    Ease of use

                                         o    Authentication

                                         o    Personalization

                                         o    "Mobile Phones as NC's"

[Brokat logo]

                                            LEADING TO A BROADER SET OF SERVICES
--------------------------------------------------------------------------------

[Graphic approximated.]

                                        Business Consumer
o    Stock trading                                                             o    Wireless PDA
o    Mobile banking                                    Process                 o    Voice mail
o    Location based                 Transactions       facilitation            o    Entertainment
     advertising                                                               o    Remote operation
o    M-tailing                      B2C/C2D            Personal life           o    E-mail
o    M-wallet                       m-transactions     management              o    Instant messaging
o    Micro payments

o    B2B market places              B2B                   Mobile office        o    Access to corporate
o    B2B m-commerce                 m-transactions     Business                     databases
     e.g. banking                                      process                 o    Sales force support
     services, real-time                               enhancement             o    Field service
     trading                                                                        management
o    Wireless services                                                         o    Fleet management
     e.g. wireless portal                                                      o    Remote monitoring
     for big construction
     project

[Brokat logo]

                           MEMBERS OF THE MOBILE ELECTRONIC SIGNATURE CONSORTIUM
--------------------------------------------------------------------------------

                                [Graphic omitted]

                                                                     [The Mobile
                                                                      Electronic
                                                                       Signature
                                                                Consortium logo]

[Brokat logo]

                                                                   Brokat VISION
--------------------------------------------------------------------------------
WHAT WILL THE FUTURE LOOK LIKE?

[Graphic omitted.]

Service Like Air

We see consumers and citizens with the power to manage and fully control their life: independent of place, time, and the means of communication

[Brokat logo]

--------------------------------------------------------------------------------

                                                                         CONTENT
--------------------------------------------------------------------------------

                                                                COMPANY OVERVIEW

                                                                 MARKET STRATEGY
                                                           & STRATEGIC RATIONALE
                                                                OF THE ANNOUNCED
                                                                    ACQUISITIONS
                   [Graphic omitted]
                                                         FINANCIALS & CONCLUSION

                                                                      APPENDICES

[Brokat logo]

                                                             REVENUE DEVELOPMENT
--------------------------------------------------------------------------------
      Brokat HAS ENJOYED 3-DIGIT GROWTH RATES EVERY YEAR

                                             Quarterly revenues CY 1999 and 2000

                                                       [Graphic omitted]

            Development of yearly revenues

                 [Graphic omitted]

[Brokat logo]

                                 PRO-FORMA CALENDAR YEAR 1999 INCOME STATEMENT
--------------------------------------------------------------------------------

[Blaze logo]                                                     [GemStone logo]

                                  [Brokat logo]

                                [Graphic omitted]

(USD in thousands)             Blaze       GemStone       Brokat      Pro-Forma
Pro-Forma P&L CY 1999*(1)                                  (2)

Total revenues                14,761        23,640        50,150        88,551
Cost of revenues               5,418         7,098        23,405        35,921

Gross profit                   9,343        16,542        26,744        52,629
Gross margin                    63.3%         69.9%         53.3%         59.4%

EBITDASO                      (5,786)       (3,227)      (17,535)      (26,548)
EBITDASO margin                (39.2%)       (13.7%)       (35.0%)       (30.0%)

Net income                   (18,333)       (4,536)      (44,264)      (67,133)

1.    Excluding all synergies
2.    Average 1999 Euro / US dollar exchange rate: 0.9588
*     Figures are rounded

----------

[Brokat logo]

                               PRO-FORMA REVENUE ANALYSIS OF THE COMBINED ENTITY
--------------------------------------------------------------------------------
THE PRO-FORMA REVENUE FOR THE COMBINED ENTITY ISSUED 88.5 million

[Graphics omitted.]

[Blaze logo]                                                     [GemStone logo]

                                  [Brokat logo]

    Calendar 1999 revenues by product        Estimated Calendar 1999 revenues by
                                             geography*

  Service/Other            Product        Rest of the World
       58%                 licenses              29%                  US
                             42%                                      46%
                                              Germany
                                                25%

USA was the largest revenues generator with 46% of overall revenues.

* Includes Blaze discontinued operations; geography revenue breakdown for Brokat based on short FY 1999

[Brokat logo]

                                                        JOINT EMPLOYEE STRUCTURE
--------------------------------------------------------------------------------
      OVER 1,000 EMPLOYEES WORLDWIDE

[Blaze logo]                                                     [GemStone logo]
                                  [Brokat logo]

                                [Graphic omitted]

                                          Brokat      BLAZE    GEMSTONE    TOTAL
Europe                                      471         27        30        528

USA                                         113        190       143        446

Australia                                    59         10        --         69

                                            643        227       173       1043

Finance & Organization                       95         37*       21        153

Research & Development                      201         41*       66        308

Customer- & Professional Services           195         50*       35        280

Sales & Marketing                           152         62*       51        265

TOTAL                                       643**      227       173       1043

                                                                As of March 2000
*     USA only
**    Does not include Fernbach

[Brokat logo]

                                                 FINANCIAL IMPACT OF TRANSACTION
--------------------------------------------------------------------------------

o After consolidation immediate accretion on a revenue and gross margin basis

o     Improved revenue growth through cross selling opportunities

o     Better branding could reduce marketing spending

o Opportunity for further US expansion at reduced cost due to joint sales and marketing force

o Brokat will improve its financing with a cash position of about USD 160 million

                   Expected revenue synergies and cost savings should lead to shortened time to profitability for the new Group

[Brokat logo]

                                                         REASONS FOR OPTIMAL FIT
--------------------------------------------------------------------------------

[Graphics omitted.]

Shared vision of
e-Services Platform

                            o  Java-based EAS and CRM Engine
                               are strategic additions to the
                               Twistere-Services Platform
   Product                  o  Shares view of development pipeline
   Development              o  Complementary development skills
                               reduce time-to-market

                            o  Enhanced credibility and branding
         Marketing             especially in the US market
                            o  Promotion of Twister platform       Brokat to
                                                                   reach earlier
                                                                   EBITDASO*
                                                                   profitability
                            o  Complementary geographies, skill
                               sets and services offerings
         Sales & Services   o  Cross-selling/up-selling potential
                               for all involved parties
                            o  Leveraging of customer relationships

                            o  Employees share a culture of
   Culture/HR                  innovation and product excellence


* Earnings Before Interest, Taxes, Depreciation, Amortization and Stock Options
   Source: Brokat, Blaze, GemStone

[Brokat logo]

                                                 CRITICAL SUCCESS FACTORS, USP'S
--------------------------------------------------------------------------------
      SUMMARY


                  o     Global approach

                  o     Combination of platform and applications

                        o     R/3 Model

                        o     Windows / Office Approach

                  o     Financial Services focus

                        o     Market leader in e-Banking
[Graphic omitted]
                  o     Mobile Commerce experts

                        o     Founder of "The Mobile Electronic Signature
                              Consortium"

                  o     Strong partnerships

                        o     Worlds only SAP-Certified Front-Office for BCA

                        o     Partnerships with 4 of the "Big 5"

                        o     Partnerships with Intel and Nokia

                  o The 2 acquisitions underline our platform strength and strong footprint into the US market

[Brokat logo]

--------------------------------------------------------------------------------


                                                         THANK YOU FOR LISTENING

[Graphic omitted.]

                                                                  www.Brokat.com

[Brokat logo]

                                                                         CONTENT
--------------------------------------------------------------------------------

                                                                COMPANY OVERVIEW

                                                                 MARKET STRATEGY
                                                           & STRATEGIC RATIONALE
                                                                OF THE ANNOUNCED
                                                                    ACQUISITIONS

      [Graphic omitted]

                                                         FINANCIALS & CONCLUSION

                                                                      APPENDICES

[Brokat logo]

                                          THE PLAYERS: EACH RESPECTED LEADERS IN
                                                         ITS FIELD OF e-BUSINESS
--------------------------------------------------------------------------------

OVERVIEW BROKAT

[Graphic omitted.]

                       Main product
                           e-Services platform TWISTER: infrastructure platform
                           to build e-Business solutions
                           Applications packages for specific verticals
     Brokat Mission        (e-Finance, m-Commerce)
      Providing a      Main customer segments  :  Financial institutions (over
     seamless fabric                              2000 customers)
      for instant
       e-Business      Main source of revenue  :  License sales

                       Project volume          :  USD 500,000 on average

                       Revenue CY 99/00        :  USD 50.2 million (+160%)

                       Market cap. 6/2000      :  approx. USD 3 billion +

                       Number of employees     :  approx. 740

                       Headquarters            :  Stuttgart, Germany

[Brokat logo]

                                                                BROKAT CUSTOMERS
--------------------------------------------------------------------------------
WHO'S WHO IN INTERNET BANKING AND e-COMMERCE

      e-Banking / e-Brokerage

                                [Graphic omitted]

e-Commerce

                                [Graphic omitted]

[Brokat logo]

                                                       WORLDWIDE PARTNER NETWORK
--------------------------------------------------------------------------------
      BROKAT AND HIS TORNADO PARTNERS

      Tornado Partner

                                [Graphic omitted]

[Brokat logo]

                                          THE PLAYERS: EACH RESPECTED LEADERS IN
                                                         ITS FIELD OF e-BUSINESS
--------------------------------------------------------------------------------
OVERVIEW BLAZE

[Graphic omitted.]

                             Main product
                               Blaze Advisor: Rule-based software infrastructure to build personalized e-Business solutions

         Blaze Mission

         [Blaze logo]       Main customer segments  :  Insurance, banking,
        Supplying the                                  telecommunications (more
           leading                                     than 200 customers)
      infrastructure for
         rules-based        Revenue FY 99/00        :  USD 18.2* million (+100%)
         application
       development and      Market cap. 6/2000      :  USD 300+ million
         rule runtime
          execution         Number of employees     :  227

                            Headquarters            :  San Jose, CA USA

                            History                 :  Founded in 1985 as
                                                       Neuron Data
                                                       Advisor 1.0 1998
                                                       Renamed in 1999
                                                       IPO in March 2000

                              * FY end March 2000

[Brokat logo]

                      BLUECHIP CUSTOMERS AND PARTNERS IN THE FINANCIAL COMMUNITY
--------------------------------------------------------------------------------

                                  [Blaze logo]

     Selected Clients                        Selected Partners
[graphic omitted]                       [graphic omitted]

[Brokat logo]

                                          THE PLAYERS: EACH RESPECTED LEADERS IN
                                                         ITS FIELD OF e-BUSINESS
--------------------------------------------------------------------------------
OVERVIEW GemStone

[Graphic omitted.]

                             Main product
                               GemStone/J: Enterprise class Java application server for adaptable e-Business solutions

       GemStone Mission      Main customer segments  :  Financial Institutions,
                                                        Telecommunications, B2B
       [GemStone logo]                                  e-Marketplaces and
                                                        Portals
        Supplying the
           most              Revenue FY 99           :  USD 23.6 million
       technologically
        advanced Java-       Market cap. 6/2000      :  Not publicly traded
       based software
     infrastructure for      Number of employees     :  170+
        the new B2B
          economy            Headquarters            :  Beaverton (Portland),
                                                        OR USA

                             History                 :  Founded in 1982
                                                        First Java product,
                                                        GemStone/J
                                                        1.0, shipped 1997

[Brokat logo]

                                                 BLUECHIP CUSTOMERS AND PARTNERS
--------------------------------------------------------------------------------

[Graphics omitted.]

                                    GEMSTONE

      Selected Clients                            Selected Partners

[graphics omitted]                           [graphics omitted]

[Brokat logo]

                                                    REASONS FOR THE ACQUISITIONS
--------------------------------------------------------------------------------
IMPROVED CUSTOMER AND PARTNER ATTRACTIVENESS...

[Graphic omitted]

Brokat:

o     CORBA Enterprise Application Server
o     Multi-Channel Customer Interaction
o     Enterprise Application Integration
o     Business Services (Payment, Collaboration)

GemStone:

o Investment protection and improved completeness and openness through J2EE industry-standard compliance
o     Faster time-to-market via lower Java entry barrier & best practices
o Lower cost of ownership through efficient server architecture (Extreme Clustering (TM))
o Large developer's community for steep learning curve (knowledge transfer) and best practices

Blaze:

o Supports rapidly changing applications that can respond to dynamic market conditions or customer behavior
o Improved Customer Relationship Management through personalization across all channels enhances completeness of platform
o Cost reduction through business process automation (intelligent e-Self-Services)
o     Frameworks for ASP models

[Brokat logo]

                                                           FILING UNDER RULE 425
--------------------------------------------------------------------------------
                                                     Filing under Rule 425 under
                                                      the Securities Act of 1933
                                              and deemed filed under Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                Filing by: Brokat Infosystems AG
                                                    Subject Company: Blaze, Inc.
                                                SEC File No. of Blaze: 000-29817

Filings with the US SEC

Brokat plans to file a Registration Statement on Form F-4 with the US SEC in connection with the Blaze transaction. The Form F-4 will contain an exchange offer prospectus, a proxy statement for Blaze's special meeting and other documents. Blaze plans to mail the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus will contain important information about Brokat, Blaze, the Blaze transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Blaze transaction carefully before they make any decision with respect to the Blaze transaction. A copy of the merger agreement with respect to the Blaze transaction has been filed by Blaze as an exhibit to its Form 8-K dated June 20, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction will be available when filed free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Blaze transaction will be made available to investors free of charge by calling or writing to:


Brokat Infosystems AG                       Blaze Software, Inc.
Silke Simon                                 Gary Shroyer
Head of Investor Relations                  Investor Relations Department
Industriestr. 3                             150 Almaden Blvd.
70565 Stuttgart, Germany                    San Jose, CA 951134
Phone: +49-711-78844 298                    (408) 535-1757
Email: Silke.Simon@Brokat.com

[Brokat logo]

                                                           FILING UNDER RULE 425
--------------------------------------------------------------------------------

In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Blaze transaction, Blaze is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http/www.sec.gov.

Solicitation of Proxies; Interests of Certain Persons in the Transaction

The identity of the people who, under SEC rules, may be considered "participants in the solicitation" of Blaze stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on
Schedule 14A made by Blaze on June 21, 2000.

Forward-Looking Statements

This release contains statements that constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transactions; other transactions to which the parties may be a party; competition in the industry; changing technology and future demand for products; changes in business strategy or development plans; ability to attract and retain qualified personnel; worldwide economic and business conditions; regulatory, legislative and judicial developments; financing plans; and trends affecting the parties' financial condition or results of operations. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of the date of this release. The parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to Blaze's Annual Report to Stockholders and Brokat's and Blaze's other filings with the US SEC for a discussion of these and other important risk factors concerning the parties and their respective operations.